Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
("Randgold Resources" or the "Company")

London, 4 December 2014
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii			RANDGOLD RESOURCES LIMITED
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights						X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii		Van Eck Associates Corporation
4. Full name of shareholder(s) (if different from 3.):iv

Market Vectors Africa ETF

Catholic Investment Trust of Washington

Market Vectors Gold Miners ETF

Guidestone Gold

Van Eck Global Hard Assets Fund

Market Vectors Natural Resources ETF

IAM Hard Assets

International Investors Gold Fund

Jackson National Gold

LGT COMM SELECT PRODUCERS FD

Lockheed Martin Gold

Lockheed Martin HA

LODH World Gold Expertise Fund

Metlife Natural Resources

Van Eck Multi-Manager Alternatives Fund

New York Life Hard Assets

Van Eck Global Hard Assets Fund UCITS

Van Eck VIP Global Gold Fund

Wallace Foundation Hard Assets

Van Eck VIP Multi-Manager Alternatives Fund

Van Eck VIP Global Hard Assets Fund

5. Date of the transaction and date on which the threshold is crossed or reached: [v]		5 April 2010
6. Date on which issuer notified:		3 December 2014
7. Threshold(s) that is/are crossed or reached: vi, vii		5%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
		Direct	Direct xi	Indirect xii	Direct	Indirect

US7523443098	4 623 770	4 623 770	4 634 921	4 634 921	5%
(ADRs in relation to Ordinary Shares with ISIN GB00B01C3S32)
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
4 634 921	5%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Market Vectors Africa ETF

Catholic Investment Trust of Washington

Market Vectors Gold Miners ETF

Guidestone Gold

Van Eck Global Hard Assets Fund

Market Vectors Natural Resources ETF

IAM Hard Assets

International Investors Gold Fund

Jackson National Gold

LGT COMM SELECT PRODUCERS FD

Lockheed Martin Gold

Lockheed Martin HA

LODH World Gold Expertise Fund

Metlife Natural Resources

Van Eck Multi-Manager Alternatives Fund

New York Life Hard Assets

Van Eck Global Hard Assets Fund UCITS

Van Eck VIP Global Gold Fund

Wallace Foundation Hard Assets

Van Eck VIP Multi-Manager Alternatives Fund

Van Eck VIP Global Hard Assets Fund

Proxy Voting:
10. Name of the proxy holder:	Glass Lewis & Co.
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	None
14. Contact name:	Russell Brennan
15. Contact telephone number:	+1 212 293 2025

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com